# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chijet Motor Company, Inc, CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052408

## Reporting persons
- Peng Jia: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (12.66% of the class)
  Comment: The number in Row 5, 7, and 9 consists of (i) 250,000 ordinary shares, par value $0.003 per share ("Ordinary Shares") of Chijet Motor Company, Inc. (the "Issuer") and (ii) 750,000 Ordinary Shares issuable upon exercise of the warrants to purchase Ordinary Shares (the "Warrants"). The percentage in Row 11 is calculated based on a denominator of 7,898,648 Ordinary Shares, consisting of (i) a total of 7,148,648 Ordinary Shares outstanding as of January 7, 2025, which information was provided by the Issuer, and (ii) 750,000 Ordinary Shares issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Chijet Motor Company, Inc
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD. ECONOMIC & TECH. DEV. ZONE YANTAI

## Item 2. Person Filing
Name of person filing: Peng Jia
Address of principal business office or, if none, residence: No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People's Republic of China
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 12.66
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Peng Jia: Peng Jia, Peng Jia (01/17/2025)